                                                                   EXHIBIT 99.1


                       RISKS ASSOCIATED WITH OUR BUSINESS

WE HAVE NO OPERATING HISTORY.

         We have not begun to conduct business, and have been principally engaged in completing the development and testing of several generations of products utilizing our proprietary AlphaTrak and DebitFone technologies, and developing our plan of operation. As a result, we have a no operating history that you can use to evaluate our prospects. Our prospects must therefore be considered in light of the risks, uncertainties, expenses, delays and difficulties generally associated with a start up business.

WE HAVE A HISTORY OF LOSSES AND NET WORTH DEFICIENCY; DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         Since inception, we have incurred significant operating losses. We sustained a substantial operating loss for the quarterly period ended March 31, 2001 in the amount of $1,814,360, and as of that date we had a working capital deficit of $1,352,327 and a net worth deficiency of $2,265,319. Similarly, we incurred substantial operating losses of $9,314,385 and $1,294,122 for the years ending December 31, 2000 and 1999, respectively, and as of December 31, 2000, we had a net worth deficiency of $2,748,341. Additionally, we are in default on certain notes payable to shareholders. We cannot assure you that we will achieve or sustain profitability or that our operating losses will not increase in the future. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. We expect to expend substantial financial resources on research and development, engineering, manufacturing, marketing, sales and administration as we continue to develop and begin to deploy our products. These expenditures will necessarily precede the realization of substantial revenues from sales of our product, which may result in future operating losses. These conditions raise significant doubt as to our ability to continue as a going concern. Future operating results will depend primarily on our ability to raise additional working capital, as we do not anticipate significant revenues for the foreseeable future. There can be no assurance that we will be able to raise the necessary capital to continue as a going concern. If we are unsuccessful in generating significant revenues, obtaining additional financing, revising our operating and financial requirements, and/or effecting a merger or sale of the Company, we may be forced to terminate operations.

WE WILL NEED ADDITIONAL CAPITAL FINANCING IN THE FUTURE.

         We anticipate that our available sources of equity financing will be sufficient to fund our current level of operations and capital requirements for at least the next twelve (12) months. Thereafter, implementation of our business plan, or acceleration of such implementation, is likely to require funds not currently available to us. We also may be required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerated product development and deployment, respond to competitive pressures, develop new or enhanced products, or take advantage of unanticipated acquisition opportunities. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing. We also may not be able to accelerate the development and deployment of our products, respond to competitive pressures, develop or enhance our products or take advantage of unanticipated acquisition opportunities.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS OR MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR PROPRIETARY RIGHTS.

         Our success depends significantly on our ability to obtain and maintain patent, trademark and copyright protection for our intellectual property, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. If we are not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and services, which could harm our business.

         We rely on patent protection, as well as a combination of copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions, to protect our proprietary rights, but these legal means afford only limited protection. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States. If we litigated to enforce our rights, it would be expensive, divert management resources and may not be adequate to protect our intellectual property rights.

         The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of trade secret, copyright or patent infringement. We may inadvertently infringe a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware that will cause us to be infringing when it is issued in the future. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of our alleged infringement of another's intellectual property, forcing us to do one or more of the following:

         - Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;
         - Obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms; or
         - Redesign those products or services that incorporate such technology.

         A successful claim of infringement against us, and our failure to license the same or similar technology, could adversely affect our business, asset value or stock value. Infringement claims, with or without merit, would be expensive to litigate or settle, and would divert management resources.

OUR MARKET IS HIGHLY COMPETITIVE AND OUR PRODUCTS, TECHNOLOGY AND BUSINESS MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH OTHER PRODUCTS OR TECHNOLOGIES.

         The market for telecommunications products is highly competitive, and we expect that it will become increasingly competitive in the future. Our competitors possess substantially greater name recognition, financial, sales and marketing, manufacturing, technical, personnel, and other resources than we have. We will compete with numerous companies with well-established reputations. Although we believe we will be able to compete based on the special features of our products, our products incorporate new concepts and may not be successful even if they are superior to those of our competitors.

THE TELECOMMUNICATIONS INDUSTRY IS UNDERGOING RAPID TECHNOLOGICAL CHANGES.

         The telecommunications industry is subject to rapid and significant technological change. The industry is marked by frequent new product introductions and technology enhancements, uncertain product life cycles, changes in client demands and evolving industry standards. As a consequence, our success will depend on our ability to anticipate or adapt to new technology on a timely basis. If we fail to adapt successfully to technological changes or obsolescence or fail to obtain access to important new technologies, our business, prospects, financial condition and results of operations could be materially adversely affected.

OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS AND THESE OFFICERS AND PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE.

         We depend upon the continuing contributions of our key management and product development personnel. The loss of such personnel could seriously harm us. We have entered into an employment agreement with Terry L. Colbert, our President and Chief Executive Officer, however, we cannot be sure that we can retain his services or those of any other key personnel. In addition, we have not obtained key-man life insurance on any of our executive officers or key employees. Because our technology is specialized and complex, we need to recruit and retain qualified technical personnel. However, there are many employers competing to hire qualified technical personnel and we have had difficulty attracting and retaining such personnel. We expect to continue to have difficulty hiring and retaining qualified personnel.

WE WILL DEPEND ON OUTSIDE MANUFACTURING SOURCES AND SUPPLIERS.

         We may contract with third party manufacturers to produce our products and we will depend on third party suppliers to obtain the raw materials necessary for the production of our products. We do not know what type of contracts we will have with such third party manufacturers and suppliers. In the event we outsource the manufacture of our products, we will have limited control over the actual productions process. Moreover, difficulties encountered by any one of our third party manufacturers, which result in product defects, delayed or reduced products shipments, cost overruns or our inability to fill orders on a timely basis, could have an adverse impact on our business. Even a short-term disruption in our relationship with third party manufacturers or suppliers could have a material adverse effect on our operations. We do not intend to maintain an inventory of sufficient size to protect ourselves for any significant period of time against supply interruptions, particularly if we are required to obtain alternative sources of supply.

OUR STOCK PRICE MAY BE VOLATILE.

         The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

         -        variations in our quarterly operating results;
         - changes in financial estimates of our revenues and operating results by securities analysts;
         -        changes in market valuations of telecommunications companies;
         - announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
         -        additions or departures of key personnel;
         -        future sales of our common stock;
         - stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;
         -        commencement of or involvement in litigation; and
         - announcements by us or our competitors of technological innovations or new products.

         In addition, the equity markets have experienced volatility that has particularly effected the market prices of equity securities issued by high technology companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK.

         We have not paid any dividends on our Common Stock since our inception and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

IF WE ARE SUBJECT TO SEC REGULATIONS RELATING TO LOW-PRICED STOCKS, THE MARKET FOR OUR COMMON STOCK COULD BE ADVERSELY EFFECTED.

         The Securities and Exchange Commission has adopted regulations concerning low-priced (or "penny") stocks. The regulations generally define "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our shares are offered at a market price less than $5.00 per share, and do not qualify for any exemption from the penny stock regulations, our shares may become subject to these additional regulations relating to low-priced stocks.

         The penny stock regulations require that broker-dealers who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

         The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders' ability to sell our common stock in the secondary market.